Exhibit 99.1

Alterity Therapeutics Presents Promising Impact of ATH434 on Orthostatic Hypotension and Disease Progression in MSA at the 36th International Symposium on the Autonomic Nervous System

– Data highlights symptom stability and enhanced efficacy signals in higher dose group –

– Analysis offers valuable insights to guide ongoing development and planning of Phase 3 –

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA – 10 November 2025: Alterity Therapeutics (ASX: ATH, NASDAQ: ATHE) (“Alterity” or “the Company”), a biotechnology company dedicated to developing disease modifying treatments for neurodegenerative diseases, today announced  that analyses on the baseline characteristics related to orthostatic hypotension (OH) from the ATH434-201 randomized, double-blind Phase 2 clinical trial in Multiple System Atrophy (MSA) were featured in an oral presentation at the American Autonomic Society (AAS) 36th International Symposium on the Autonomic Nervous System that took place in Clearwater Beach, Florida, USA.

"As we continue to closely examine the outcomes from our clinical trials, our confidence grows that ATH434 has the potential to profoundly impact MSA treatment and alter the course of disease progression,” said David Stamler, M.D., Chief Executive Officer of Alterity. “Our recent presentation at AAS highlighted the effect of orthostatic hypotension (OH), a critical symptom of MSA that predicts rapid disease progression. It is clear that future studies will need to control for clinical parameters such as OH, which can significantly affect disease trajectory. These data are very important as we design our Phase 3 protocol and prepare for our upcoming FDA interactions. We are actively planning this pivotal stage of our program in order to bring a meaningful treatment option to patients with MSA."

Oral Presentation Highlights:

Efficacy of ATH434 in Multiple System Atrophy (MSA) is Affected by Baseline Disease Characteristics

Lead Author: Daniel Claassen, M.D., M.S., Professor of Neurology at Vanderbilt University Medical Center and Coordinating Investigator for the ATH434-201 Phase 2 study

Presenter: Amy E. Brown, M.D., M.S., Assistant Professor, Movement, Department of Neurology, Vanderbilt University Medical Center

The oral platform presentation provided a review of the ATH434-201 trial results with an emphasis on the baseline characteristics and analyses related to orthostatic hypotension (OH). OH is a form of low blood pressure that occurs when a person stands up from a sitting or lying position, resulting in symptoms like dizziness, lightheadedness, or fainting. OH is is one of the most debilitating MSA symptoms the severity of which is a predictor of rapid disease progression.

In the trial, severe OH is defined as a sustained decrease in systolic blood pressure > 30mm Hg after three minutes of standing. Baseline data from the trial revealed that severe OH was substantially higher in the 75 mg dose group at 29.2% of participants, versus 4% in the 50 mg arm and 4.5% in the placebo arm. When orthostatic blood pressure change was used as a covariate in the analysis of the UMSARS I1 at 52 weeks, the efficacy signal in 75 mg dose group strengthened from -2.4 to -2.8 points, improving the relative treatment effect from 30% to 35%. This baseline difference in severe OH largely explains the different responses in the 50 mg and 75 mg treatment groups.

Notably, ATH434 demonstrated similar patterns of efficacy across dose groups as assessed with the OH Symptom Assessment, a patient reported outcome that has previously been used as the basis for FDA approval of OH therapies. On this scale, placebo patients worsened on average by approximately 6 points over 52 weeks whereas the 50 mg and 75 mg groups were stable over the same period of time.

The presentation will be available on the Alterity Therapeutics website here.

About ATH434

Alterity’s lead candidate, ATH434, is an oral agent designed to inhibit the aggregation of pathological proteins implicated in neurodegeneration. ATH434 has been shown preclinically to reduce α-synuclein pathology and preserve neuronal function by restoring normal iron balance in the brain in preclinical animal models. As an iron chaperone, it has excellent potential to treat Parkinson’s disease as well as various Parkinsonian disorders such as Multiple System Atrophy (MSA). Positive results from the randomized, double-blind, placebo-controlled Phase 2 clinical trial in patients with MSA demonstrated robust clinical efficacy, target engagement on key biomarkers, and a favorable safety profile. Positive data from a second Phase 2 open-label biomarker trial in patients with more advanced MSA reinforced these results. Phase 3 planning is actively underway. ATH434 has been granted Fast Track Designation by the U.S. Food and Drug Administration (FDA), and Orphan Drug Designation by the FDA and the European Commission for the treatment of MSA.

About ATH434-201 Phase 2 Clinical Trial

The ATH434-201 Phase 2 clinical trial is a randomized, double-blind, placebo-controlled investigation of 12 months treatment with ATH434 in patients with MSA. The study evaluated the efficacy, safety and pharmacokinetics of ATH434 as well as the effect of ATH434 on neuroimaging and protein biomarkers. Wearable sensors were employed to evaluate motor activities outside of the clinic. The study enrolled 77 adults who were randomly assigned to receive ATH434 50 mg or 75 mg twice daily or matching placebo. The data showed that, compared to placebo, ATH434 produced clinically and statistically significant improvement on the modified Unified Multiple System Atrophy Rating Scale (UMSARS) Part I, a functional rating scale that assesses disability on activities of daily living affected in MSA. Additional efficacy assessments demonstrated improvement consistent with the positive UMSARS Part I findings including trends in improved motor performance on the Parkinson’s Plus rating scale, the Clinical Global Impression of Severity Scale, and the Orthostatic Hypotension Symptom Assessment (a patient reported outcome). Wearable sensor data indicated that ATH434 also led to increased activity in an outpatient setting. Biomarkers were used to evaluate potential drug effect and target engagement relative to placebo. Both dose levels reduced iron accumulation in MSA affected brain regions with trends in preservation of brain volume. ATH434 was well tolerated with similar adverse event rates compared to placebo and no serious adverse events attributed to ATH434. Additional information on the Phase 2 trial can be found by ClinicalTrials.gov Identifier: NCT05109091.

About Multiple System Atrophy

Multiple System Atrophy (MSA) is a rare, neurodegenerative disease characterized by failure of the autonomic nervous system and impaired movement. The symptoms reflect the progressive loss of function and death of different types of nerve cells in the brain and spinal cord. It is a rapidly progressive disease and causes profound disability. MSA is a Parkinsonian disorder characterized by a variable combination of slowed movement and/or rigidity, autonomic instability that affects involuntary functions such as blood pressure maintenance and bladder control, and impaired balance and/or coordination that predisposes to falls. A pathological hallmark of MSA is the accumulation of the protein α-synuclein within glia, the support cells of the central nervous system, and neuron loss in multiple brain regions. MSA affects up to 50,000 individuals in the U.S., and while some of the symptoms of MSA can be treated with medications, currently there are no drugs that are able to slow disease progression and there is no cure.2

About Alterity Therapeutics Limited

Alterity Therapeutics is a clinical stage biotechnology company dedicated to creating an alternate future for people living with neurodegenerative diseases. The Company is initially focused on developing disease modifying therapies in Parkinson’s disease and related disorders. Alterity has demonstrated clinically meaningful efficacy for its lead asset, ATH434, in a randomized, double-blind, placebo-controlled Phase 2 clinical trial in participants with Multiple System Atrophy (MSA), a rare and rapidly progressive Parkinsonian disorder. ATH434 recently reported positive data in its open label Phase 2 clinical trial in advanced MSA. In addition, Alterity has a broad drug discovery platform generating patentable chemical compounds to treat the underlying pathology of neurological diseases. The Company is based in Melbourne, Australia, and San Francisco, California, USA. For further information please visit the Company’s website at www.alteritytherapeutics.com.

[1]	UMSARS I: Unified Multiple System Atrophy Rating Scale Part I
[2]	Multiple System Atrophy | National Institute of Neurological Disorders and Stroke (nih.gov)

Authorisation & Additional information

This announcement was authorized by David Stamler, CEO of Alterity Therapeutics Limited.

Contacts:

Investors

Remy Bernarda

Investor Relations Advisory Solutions

ir@alteritytx.com

+1 (415) 203-6386

Media

Casey McDonald

Tiberend Strategic Advisors, Inc.

cmcdonald@tiberend.com

+1 (646) 577-8520

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as "expects," "intends," "hopes," "anticipates," "believes," "could," "may," "evidences" and "estimates," and other similar expressions, but these words are not the exclusive means of identifying such statements.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are described in the sections titled “Risk Factors” in the Company’s filings with the SEC, including its most recent Annual Report on Form 20-F as well as reports on Form 6-K, including, but not limited to the following: statements relating to the Company's drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company's drug development program, including, but not limited to, ATH434, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, ATH434, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company's drug compounds, including, but not limited to, ATH434, that could slow or prevent products coming to market, the uncertainty of obtaining patent protection for the Company's intellectual property or trade secrets, the uncertainty of successfully enforcing the Company’s patent rights and the uncertainty of the Company freedom to operate.

Any forward-looking statement made by us in this press release is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

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